

Mail Stop 3561

June 19, 2007

<u>Via Fax & U.S. Mail</u>

Thomas H. King
Chief Financial Officer
Allied Holdings, Inc.
160 Clairemont Avenue, Suite 200,
Decatur, Georgia 30030

> **Re: Allied Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 001-13867**

Dear Mr. King:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2006

Cover Page

1. Please note your file number is 001-13867. Please change your cover page accordingly.

Note 2 – Summary of Significant Accounting Policies

(d) Cash, Cash Equivalents, and Other Time Deposits, page F-8

2. We note from your disclosure here and your cash flow presentation that you have classified changes in restricted cash as investing activities, and that the restricted cash balances are restricted for payment of insurance claims. As both the receipt and payment of the restricted cash result from operating activities, such claims expense is classified as an operating expense in your income statement, and, from your disclosure in part (m) of this note, it appears that the changes in claims reserves are considered as changes to operating cash flows through "accrued liabilities" and "other long term liabilities," we believe paragraphs 22(a) or 22(c) and 23(b) or 23(e) of SFAS 95 require an operating activity presentation of changes this restricted cash. Please revise or advise as appropriate.

(m) Claims and Insurance Reserves, page F-11

3. We note your disclosure here and elsewhere in your filing that you engage third-party actuarial valuations to assist in the determination of the majority of your claims and insurance reserves. Such disclosure assigns responsibility for the valuation to an entity other than management, an "expert." As such, this expert must be explicitly named in your Form 10-K and a consent from such expert must be filed under Exhibit 23 when the document is incorporated by reference into a registration statement and/or in the registration statement itself, as applicable. Refer to Item 601 of Regulation S-K. Please revise future filings, as appropriate.

Note 8 – Goodwill and Other Intangible Assets, page F-25

4. Please explain to us in your response and revise your disclosure to indicate the nature of the "other intangible assets" presented in your table.

Note 14 – Debt

Rig Financing, page F-30

5. Please explain to us and revise your disclosure as necessary to indicate how you plan to assess and record any benefit on conversion incurred in connection with the Rig Financing held with Yucaipa. Specifically, we note your disclosure here that Yucaipa may convert this financing into additional equity on your successful emergence from Chapter 11, but you do not discuss how this conversion rate was or will be determined, and how you expect such conversion rate to impact your financial statements.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief